Exhibit 99.1

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	CCG Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@ccgisrael.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES $15.2M REVENUES AND $2.7M NET INCOME
IN THE FOURTH QUARTER OF 2009

Profitability swings from $5.4 million net loss in 2008 to $2.6 million net income in 2009
Company expects significant increase in revenues and profitability in 2010

Rehovot, Israel - February 17, 2010 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2009 fourth quarter and full year financial results.

Highlights for the Fourth Quarter of 2009

•	Revenues of $15.2 million, up 34% sequentially and 145% from the fourth quarter of 2008

•	Gross margin of 49%, up from 48% in the third quarter of 2009 and 22% in the fourth quarter of 2008

•	Record quarterly GAAP net income of $2.7 million or $0.13 per diluted share

•	$2.1 million positive operating cash flow

•	Record quarterly bookings

Highlights for full year 2009 results

•	Revenues of $39.3 million

•	Gross margin of 45%, up from 33% in 2008

•	Reduced operating expenses by 24% versus 2008

•	GAAP net income of $2.6 million, or $0.13 per diluted share

•	Significantly increased market share in all served markets

2009 Fourth Quarter Results

Total revenues for the fourth quarter of 2009 were $15.2 million, an increase of 145% relative to the fourth quarter of 2008, and an increase of 34% relative to the third quarter of 2009.

Gross margin for the fourth quarter of 2009 was 49%, compared with 22% in the fourth quarter of 2008 and 48% in the third quarter of 2009.

Operating expenses in the fourth quarter of 2009 were $4.7 million, compared with $4.4 million in the fourth quarter of 2008 and $4.0 million in the third quarter of 2009.

On a GAAP basis, the Company reported quarterly net income of $2.7 million in the fourth quarter of 2009, or $0.13 per diluted share. This compares to a GAAP net loss of $1.6 million, or $0.08 per share, for the fourth quarter of 2008, and a net income of $1.7 million, or $0.08 per diluted share, for the third quarter of 2009.

On a non-GAAP basis, which excludes stock-based compensation and other charges, the Company reported quarterly net income of $2.8 million in the fourth quarter of 2009, or $0.13 per diluted share. This compares with a non-GAAP net loss of $2.3 million, or $0.12 per share, in the fourth quarter of 2008, and non-GAAP net income of $1.8 million, or $0.09 per diluted share, in the third quarter of 2009.

The company generated $2.1 million in cash from operating activities during the fourth quarter of 2009.

2009 Full Year Results

Total revenues for 2009 were $39.3 million, as compared with total revenues of $39.0 million for 2008.

Gross margin in 2009 was 45%, as compared to 33% in 2008.

Operating expenses in 2009 were $15.1 million, as compared with $20.0 million in 2008.

On a GAAP basis, the Company reported $2.6 million net income in 2009, or $0.13 per diluted share, as compared to a net loss of $5.4 million, or $0.28 per share, in 2008.

On a non-GAAP basis, which excludes stock-based compensation and other charges, the company reported net income of $3.1 million, or $0.15 per diluted share, for 2009. This compares with a non-GAAP net loss of $4.2 million, or $0.22 per share, in 2008.

During 2009, the company used $1.8 million in cash flow for operating activities, as compared to $3.3 million cash flow used for operating activities in 2008.

Total cash reserves at the end of 2009 were $19.0 million, a decrease of $0.9 million compared to the end of 2008.  On February 9, 2010, the company completed a follow-on offering of approximately 4.4 million shares. Including approximately $17 million net proceeds from the offering, the Company’s cash reserves increased to about $36 million.

Management Comments

“Fourth quarter results showed a significant sequential improvement and a very strong finish for the year as a whole”, commented Gabi Seligsohn, President and CEO of Nova. "As a result of our market share gains and improved business model, we were able to increase our annual revenues while the overall industry shrank by approximately 50% year over year. In parallel, we improved our products gross margins while reducing our operating expenses by 24% versus 2008, achieving a 7% net profit margin for the year”.

 “Looking forward, we expect further growth to be driven by the improving industry fundamentals as well as the disruptive nature of our technology which is expanding our fab footprint and displacing traditional metrology techniques. While the pace of growth will require some increase in operating expenses in 2010, we expect to be able to grow profits faster than revenues, leading to an expansion of our net profit margin compared to 2009.”

Guidance for year 2010

The company’s guidance for 2010 is revenues of $58-$63 million and net profitability of 10%-14%.

The Company will host a conference call today, February 17, 2010, at 10:00am ET. To participate, please dial in the US: 1-800-994-4498; or internationally: +972-3-918-0650. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call.

In addition, the conference call will also be webcast live from a link on Nova’s website at www.nova.co.il.

This press release provides financial measures that exclude non-cash charges for stock-based compensation, inventory write-off and impairment charges and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges considered by management to be outside Nova's ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to: unanticipated consequences of the global economic crisis, our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31,2008 filed with the Securities and Exchange Commission on March 30, 2009. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

 (Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of December 31,
	2009	2008

CURRENT ASSETS
Cash and cash equivalents	9,861	19,325
Short-term interest-bearing bank deposits	8,607	97
Trade accounts receivable	11,545	2,783
Inventories	3,949	6,862
Other current assets	1,728	1,086
	35,690	30,153
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	561	544
Other Long-term assets	142	157
Severance pay funds	2,368	2,141
	3,071	2,842

FIXED ASSETS, NET	2,163	2,796

Total assets	40,924	35,791

CURRENT LIABILITIES
Trade accounts payable	3,715	3,480
Deferred income	1,671	2,385
Other current liabilities	5,237	4,042
	10,623	9,907

LONG-TERM LIABILITIES
Liability for employee severance pay	3,168	3,152
Deferred income	183	351
Other long-term liability	35	40
	3,386	3,543

SHAREHOLDERS' EQUITY	26,915	22,341

Total liabilities and shareholders' equity	40,924	35,791

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2009	2009	2008

REVENUES
Product sales	12,646	8,717	3,028
Services	2,594	2,677	3,200
	15,240	11,394	6,228

COST OF REVENUES
Product sales	5,399	3,699	1,643
Inventory write-off and inventory purchase commitments losses	--	--	550
Services	2,445	2,191	2,696
	7,844	5,890	4,889

GROSS PROFIT	7,396	5,504	1,339

OPERATING EXPENSES
Research & Development expenses, net	2,049	1,850	2,223
Sales & Marketing expenses	2,025	1,523	1,390
General & Administration expenses	659	594	738
	4,733	3,967	4,351

OPERATING PROFIT (LOSS)	2,663	1,537	(3,012)

Interest income, net	31	153	75
Gain on short-term investments	--	--	1,366

NET INCOME (LOSS) FOR THE PERIOD	2,694	1,690	(1,571)

Net income (loss) per share:
Basic	0.14	0.09	(0.08)
Diluted	0.13	0.08	(0.08)

Shares used for calculation of net income (loss) per share:
Basic	19,717	19,417	19,378
Diluted	21,173	19,942	19,378

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2009	2008

REVENUES
Product sales	29,639	25,673
Services	9,679	13,296
	39,318	38,969

COST OF REVENUES
Product sales	12,732	12,527
Inventory write-off and inventory purchase commitments losses	--	1,400
Services	8,999	12,059
	21,731	25,986

GROSS PROFIT	17,587	12,983

OPERATING EXPENSES
Research & Development expenses, net	6,865	8,606
Sales & Marketing expenses	6,014	7,503
General & Administration expenses	2,240	3,199
Impairment loss on equipment related to Hypernex assets and liabilities acquisition	--	633
	15,119	19,941

OPERATING PROFIT (LOSS)	2,468	(6,958)

Interest income, net	163	171
Gain on short-term investments	--	1,366

NET INCOME (LOSS) FOR THE YEAR	2,631	(5,421)

Net income (loss) per share:
Basic	0.14	(0.28)
Diluted	0.13	(0.28)

Shares used for calculation of net income (loss) per share:
Basic	19,473	19,369
Diluted	20,089	19,369

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	December 31,	September 30,	December 31,
	2009	2009	2008
CASH FLOW – OPERATING ACTIVITIES

Net income (loss) for the period	2,694	1,690	(1,571)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	347	311	315
Impairment loss on equipment	--	--	10
Amortization of deferred stock-based compensation	118	130	114
Decrease in liability for employee termination benefits, net	(187)	(2)	(61)
Gain on short-term investments	--	--	(1,366)

Net recognized losses on investments	--	4	49
Decrease (increase) in trade accounts receivables	(5,943)	(622)	2,465
Decrease in inventories	749	790	759
Decrease (increase) in other current and long term assets	(555)	45	40
Increase (decrease) in trade accounts payables and other long-term liabilities	2,198	(662)	(452)
Increase (decrease) in other current liabilities	1,769	1,039	(253)
Increase (decrease) in short and long term deferred income	913	(857)	(740)
Net cash from (used in) operating activities	2,103	1,866	(691)

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(8,560)	--	21
Decrease in short-term investments	--	4,595	8,586
Proceeds (investments) in long-term interest-bearing bank deposits	(36)	(2)	2,928
Additions to fixed assets	(303)	(72)	(40)
Net cash from (used in) investment activities	(8,899)	4,521	11,495

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	1,111	142	--
Net cash from investment activities	1,111	142	--

Increase (decrease) in cash and cash equivalents	(5,685)	6,529	10,804
Cash and cash equivalents – beginning of period	15,546	9,017	8,521
Cash and cash equivalents – end of period	9,861	15,546	19,325

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2009	2008
CASH FLOW – OPERATING ACTIVITIES

Net income (loss) for the year	2,631	(5,421)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Depreciation and amortization	1,254	1,320
Impairment loss on equipment	--	643
Amortization of deferred stock-based compensation	454	556
Increase (decrease) in liability for employee termination benefits, net	(159)	33
Gain on short-term investments	--	(1,366)

Net recognized losses on investments	--	66
Decrease (increase) in trade accounts receivables	(8,762)	6,363
Decrease in inventories	2,695	1,330
Decrease (increase) in other current and long term assets	(421)	247
Decrease (increase) in trade accounts payables and other long term liabilities	234	(4,013)
Increase (decrease) in other current liabilities	1,169	(3,371)
Increase (decrease) in short and long term deferred income	(882)	339
Net cash used in operating activities	(1,787)	(3,274)

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(8,510)	(97)
Increase in short-term and long-term investments	--	32
Proceeds from held to maturity securities	--	3,701
Proceeds from (investments in) long-term interest-bearing bank deposits and long-term investments	(17)	4,571
Additions to fixed assets	(403)	(944)
Net cash from (used in) investment activities	(8,930)	7,263

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	1,253	12
Net cash from financing activities	1,253	12

Increase (decrease) in cash and cash equivalents	(9,464)	4,001
Cash and cash equivalents – beginning of year	19,325	15,324
Cash and cash equivalents – end of year	9,861	19,325

NOVA MEASURING INSTRUMENTS LTD.
DISCLOSURE OF NON-GAAP NET INCOME (LOSS)
(U.S. dollars in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2009	2009	2008

GAAP Net income (loss) for the period	2,694	1,690	(1,571)

Non-GAAP Adjustments:
Stock based compensation expenses	118	130	114
Inventory write-off and inventory purchase commitments losses	--	--	550
Gain on short term investments	--	--	(1,366)

Non-GAAP Net income (loss) for the period	2,812	1,820	(2,273)

Non-GAAP net income (loss) per share:
Basic	0.14	0.09	(0.12)
Diluted	0.13	0.09	(0.12)

Shares used for calculation of non-GAAP net income (loss) per share:
Basic	19,717	19,417	19,378
Diluted	21,173	19,942	19,378

	Year ended December 31,
	2009	2008

GAAP Net (income) loss for the year	2,631	(5,421)

Non-GAAP Adjustments:
Stock based compensation expenses	454	556
Inventory write-off and inventory purchase commitments losses	--	1,400
Impairment loss on equipment related to Hypernex assets and liabilities acquisition	--	633
Gain on short term investments	--	(1,366)

Non-GAAP Net income (loss) for the year	3,085	(4,198)

Non-GAAP net income (loss) per share:
Basic	0.16	(0.22)
Diluted	0.15	(0.22)

Shares used for calculation of non-GAAP net income (loss) per share
Basic	19,473	19,369
Diluted	20,089	19,369